

KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

BY COURIER


03050718

Our Ref : KLK/Int. Report

20 May, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, DC 20549
United States of America

Dear Sirs,

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose herewith 10 copies each of the Kuala Lumpur Kepong Berhad's Unaudited Report for the half year ended 31 March, 2003 for your attention.

Kindly acknowledge receipt of the enclosures at the e-mail address stanleylim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully,
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

c c. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central
Hong Kong
Attention : Ms Tintin Subagyo

(10 copies each of the Kuala Lumpur Kepong Berhad's Unaudited Report for the half year ended 31 March, 2003 are enclosed for your attention.)

LJC/fsc



KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2003

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2003

The unaudited report of the Group for the half year ended 31 March 2003 are detailed below.

1. **SUMMARY OF GROUP RESULTS**

		Six Months Ended		
		31/3/2003	31/3/2002	+/(-)
		RM'000	RM'000	%
(a) Revenue		1,631,968	1,157,013	41.1
(b) (i)	Operating profit	262,631	145,057	81.1
(ii)	Finance cost	(2,523)	(2,619)	(3.7)
(iii)	Share of results of associated companies	26,741	20,681	29.3
	PROFIT BEFORE TAXATION	**286,849**	**163,119**	**75.9**
(iv)	Tax expense	(74,884)	(30,274)	147.4
	PROFIT AFTER TAXATION	211,965	132,845	59.6
(v)	Minority interests	(6,625)	(6,826)	(2.9)
(vi)	**NET PROFIT FOR THE PERIOD**	**205,340**	**126,019**	**62.9**
(c) Earnings in sen per share based on b(vi) divided by the weighted average number of 709,977,128 (2002 : 710,077,128) ordinary shares in issue during the period under review		28.92	17.75	

2. **REVIEW OF PERFORMANCE**

For the 6 months ended 31 March 2003, the pre-tax profit of the Group surged 75.9% to RM286.8 million when compared to the same period last year. Plantation profits rose sharply benefiting from improved commodity prices and higher FFB production, and contributed the bulk of the increase in pre-tax profit. The manufacturing sector also recorded an increase in profits due to expanded production capacity and improved plant efficiency in the oleochemicals division. The retailing business continued to be difficult and its increased profit was partly due to higher foreign exchange translation rates and the non-occurrence of a one-off charge registered in the same period last year.

3. **CURRENT YEAR'S PROSPECTS**

The Directors are of the opinion that the Group's profit for the current financial year would be substantially higher on account of the prevailing favourable commodity prices, anticipated pick-up in FFB production and the higher profit already achieved to-date.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2003	AS AT PRECEDING FINANCIAL YEAR END (RESTATED) 30/9/2002
	RM'000	RM'000
Property, plant and equipment	2,215,540	2,183,584
Property development	64,013	68,806
Associated companies	480,750	467,688
Other investments	80,655	69,834
Deferred tax asset	8,729	17,741
Intangible assets	18,308	18,782
Goodwill on consolidation	78,453	65,958
	2,946,448	2,892,393
Current assets		
Inventories	464,811	425,204
Trade and other receivables	354,058	339,175
Property development	7,169	2,717
Cash and cash equivalents	449,619	409,686
	1,275,657	1,176,782
Current liabilities		
Trade and other payables	267,233	259,493
Taxation	27,709	12,226
Term loan and bank overdrafts	78,410	106,039
Finance leases	233	190
	373,585	377,948
Net current assets	902,072	798,834
	3,848,520	3,691,227
Share capital	712,516	712,516
Reserves	2,898,806	2,746,838
	3,611,322	3,459,354
Less : Cost of treasury shares	(13,447)	(13,447)
Shareholders'-equity	3,597,875	3,445,907
Minority interests	121,367	119,999
Long term and deferred liabilities		
Deferred tax liability	102,821	94,338
Provision for retirement benefits	11,879	12,854
Finance leases	448	469
Term loans	14,130	17,660
	129,278	125,321
	3,848,520	3,691,227
Net tangible assets per share (RM)	4.93	4.73

5. PLANTATION STATISTICS

		Six Months Ended	
		31/3/2003	31/3/2002
(a) PRODUCTION			
Oil palm - Own production	(tonnes FFB)	904,970	878,158
- Yield per hectare	(tonnes FFB)	10.42	10.51
Rubber - Own production	('000 kg)	13,223	11,879
- Yield per hectare	(kg)	805	719
(b) AREA STATEMENT AS AT 31 MARCH			
Total planted	(hectares)	134,977	135,118
Oil palm in harvesting	(hectares)	86,729	82,980
Rubber in tapping	(hectares)	16,242	16,352
(c) AVERAGE SELLING PRICES			
Refined palm products - Ex-refinery	(per tonne)	RM1,538	RM1,094
Palm oil - Ex-mill	(per tonne)	RM1,472	RM1,057
Palm kernel oil - Ex-mill	(per tonne)	RM1,508	RM1,060
Palm kernel cake - Ex-mill	(per tonne)	RM156	RM149
Palm kernel - Ex-mill	(per tonne)	RM719	RM490
FFB - Ex-estate	(per tonne)	RM275	RM176
Rubber - Net of cess	(per kg)	369 sen	283 sen

6. DIVIDEND

An interim dividend of 6 sen (2002 : 6 sen) per share less 28% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2003 and will be paid on 11 August 2003 to shareholders registered on the Company's Register as at 15 July 2003.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 15 July 2003 will be registered for entitlements to the dividend payment.

A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 11 July 2003 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2003 in respect of transfers; and

(c) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Kuala Lumpur Stock Exchange website, *http://announcements.klse.com.my/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

20 May 2003



KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

03 MAY 22 AM 7:21

BY COURIER

Our Ref : KLK/SE

20 May 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Kuala Lumpur Stock Exchange, Malaysia for your records :

DATE	TITLE
	FINANCIAL RESULTS
16 May 2003	2nd Quarterly Report
	CHANGE IN AUDIT COMMITTEE
16 May 2003	Yeoh Chin Hin
16 May 2003	Maj-General (R) Dato' Dr. Mahmood Sulaiman
16 May 2003	YM Tengku Robert Hamzah
	ENTITLEMENTS (NOTICE OF BOOK CLOSURE)
16 May 2003	Interim Dividend

Kindly acknowledge receipt of the enclosures at the e-mail address stanleylim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

cc JP Morgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention : Ms Tintin Subagyo

sh/adr/apr



Form Version 2.0

Financial Results

Submitted by **KUALA LUMPUR KEPONG** on **16/05/2003 05:00:49 PM**
Reference No **KL-030516-FEF95**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

03 MAY ... 7:21

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : 31/03/2003

*** Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : 30/09/2003

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:



qtrly rpt.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2003**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2003	31/03/2002	31/03/2003	31/03/2002
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	754,111	525,486	1,631,968	1,157,013
2	Profit/(loss) before tax	119,477	68,661	286,849	163,119
3	Profit/(loss) after tax and minority interest	77,139	49,343	205,340	126,019
4	Net profit/(loss) for the period	77,139	49,343	205,340	126,019
5	Basic earnings/(loss) per share (sen)	10.86	6.95	28.92	17.75
6	Dividend per share (sen)	6.00	6.00	6.00	6.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	4.9300	4.7300

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2003	31/03/2002	31/03/2003	31/03/2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	99,052	49,136	262,631	145,057
2	Gross interest income	3,865	3,179	7,130	6,317
3	Gross interest expense	1,136	1,055	2,523	2,619

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the second quarter ended 31 March 2003
(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 March		6 months ended 31 March	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Revenue	754,111	525,486	1,631,968	1,157,013
Operating expenses	(658,749)	(477,804)	(1,378,658)	(1,014,306)
Other operating income	3,690	1,454	9,321	2,350
Operating profit	99,052	49,136	262,631	145,057
Finance cost	(1,136)	(1,055)	(2,523)	(2,619)
Share of results of associated companies	21,561	20,580	26,741	20,681
Profit before taxation	119,477	68,661	286,849	163,119
Tax expense	(39,478)	(15,783)	(74,884)	(30,274)
Profit after taxation	79,999	52,878	211,965	132,845
Minority interests	(2,860)	(3,535)	(6,625)	(6,826)
Net profit for the period	77,139	49,343	205,340	126,019
	Sen	Sen	Sen	Sen
Earnings per share - Basic	10.86	6.95	28.92	17.75
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 31 March 2003
(The figures have not been audited.)

	31 March 2003 RM'000	30 September 2002 (restated) RM'000
Property, plant and equipment	2,215,540	2,183,584
Property development	64,013	68,806
Associated companies	480,750	467,688
Other investments	80,655	69,834
Deferred tax asset	8,729	17,741
Intangible assets	18,308	18,782
Goodwill on consolidation	78,453	65,958
	2,946,448	2,892,393
Current assets		
Inventories	464,811	425,204
Trade and other receivables	354,058	339,175
Property development	7,169	2,717
Cash and cash equivalents	449,619	409,686
	1,275,657	1,176,782
Current liabilities		
Trade and other payables	267,233	259,493
Taxation	27,709	12,226
Term loan and bank overdrafts	78,410	106,039
Finance leases	233	190
	373,585	377,948
Net current assets	902,072	798,834
	3,848,520	3,691,227
Share capital	712,516	712,516
Reserves	2,898,806	2,746,838
	3,611,322	3,459,354
Less: Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	3,597,875	3,445,907
Minority interests	121,367	119,999
Long term and deferred liabilities		
Deferred tax liability	102,821	94,338
Provision for retirement benefits	11,879	12,854
Finance leases	448	469
Term loans	14,130	17,660
	129,278	125,321
	3,848,520	3,691,227
Net tangible assets per share (RM)	4.93	4.73

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the second quarter ended 31 March 2003
(The figures have not been audited.)

	Share capital RM'000	Capital reserve RM'000	Revaluation reserve RM'000	Capital redemption reserve RM'000	Exchange fluctuation reserve RM'000	General reserve RM'000	Revenue reserve RM'000	Treasury shares RM'000	Total RM'000
er 2002	712,516	1,155,919	53,345	10,385	43,604	14,337	1,515,329	(13,447)	3,491,988
dopting MASB 25	-	-	(3,600)	-	-	-	(42,481)	-	(46,081)
	712,516	1,155,919	49,745	10,385	43,604	14,337	1,472,848	(13,447)	3,445,907
osses) not recognised									
ome statement	-	10,257	-	-	10,501	-	(2,564)	-	18,194
or the period	-	-	-	-	-	-	205,340	-	205,340
aid	-	-	-	-	-	-	(71,566)	-	(71,566)
om capital reserve to revenue reserve	-	(958)	-	-	-	-	958	-	-
h 2003	712,516	1,165,218	49,745	10,385	54,105	14,337	1,605,016	(13,447)	3,597,875

ere are no comparative figures as this is the first interim financial report for the second quarter prepared in accordance with MASB Standard 26 - Interim Financial Reporting.

ed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2002.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the second quarter ended 31 March 2003
(The figures have not been audited.)

	6 months ended 31 March 2003 RM'000
Cash Flows from Operating Activities	
Profit before taxation	286,849
Adjustment for non-cash flow :-	
Non-cash items	21,094
Non-operating items	(5,746)
Operating profit before working capital changes	302,197
Working capital changes :-	
Net change in current assets	(47,115)
Net change in current liabilities	3,187
Cash generated from operations	258,269
Interest paid	(2,523)
Tax paid	(28,545)
Retirement benefit paid	(386)
	226,815
Cash Flow from Investing Activities	
Equity investments	(5,121)
Other investments	(71,279)
Net cash used in investing activities	(76,400)
Cash Flow from Financing Activities	
Bank borrowings	(20,728)
Transactions with owners as owners	(75,858)
Net cash used in financing activities	(96,586)
Net increase in cash and cash equivalents	53,829
Cash and cash equivalents at 1 October 2002	383,536
	437,365
Foreign exchange difference on opening balance	(3,379)
Cash and cash equivalents at 31 March 2003	433,986

Note: There are no comparative figures as this is the first interim financial report for the second quarter prepared in accordance with MASB Standard 26 - Interim Financial Reporting.

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Report

A Explanatory Notes as required by MASB 26

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with Malaysian Accounting Standards Board ("MASB") Standard 26 - Interim Financial Reporting.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the financial statements for the year ended 30 September 2002 except for the adoption of MASB Standard 25 - Income Taxes whereby the comparative figures have been restated to reflect the change in the method of deferred taxation calculation.

The effects of the change in accounting policies on the comparative figures are summarised below :-

	As at 30 September 2002		
	As previously stated	Effect of change in policy	As restated
	RM'000	RM'000	RM'000
Goodwill on consolidation	48,859	17,099	65,958
Deferred tax asset	-	17,741	17,741
Reserves	2,792,919	(46,081)	2,746,838
Minority interests	116,833	3,166	119,999
Deferred tax liability	16,583	77,755	94,338
	RM	RM	RM
Net tangible assets per share	4.82	(0.09)	4.73

The adoption of MASB Standard 25 on the change in the method on deferred taxation calculation has increased the tax expense for the six months ended 31 March 2003 by RM8,518,000.

A2. Audit Report

The audit report for the financial year ended 30 September 2002 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates

A6. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A7. Dividends Paid

	6 months ended 31 March	
	2003 RM'000	2002 RM'000
Final paid		
2002 - 9 sen per share less tax (2001 - 9 sen per share less tax)	46,007	46,007
Special paid		
2002 - 5 sen per share less tax (2001 - Nil)	25,559	-
	71,566	46,007

A8. Segment Information

Segment information is presented in respect of the Group's business segment.
Inter-segment pricing is determined based on current market prices.

	6 months ended 31 March			
	Revenue		Profit/(Loss) before tax	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Plantation	670,139	432,481	180,624	91,082
Manufacturing	593,191	401,128	49,996	33,477
Retailing	375,093	329,543	25,753	14,031
Property development	14,222	-	2,069	-
Investment holding	21,055	26,593	8,268	6,979
Others	8,092	8,190	712	869
	1,681,792	1,197,935	267,422	146,438
Inter-segment elimination	(49,824)	(40,922)	-	-
	1,631,968	1,157,013	267,422	146,438
Corporate			(4,791)	(1,381)
			262,631	145,057
Finance cost			(2,523)	(2,619)
Share of results of associated companies			26,741	20,681
			286,849	163,119

A9. Valuations of Property, Plant and Equipment

The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Events Subsequent to Balance Sheet Date

In the interval between the end of the reporting period and the date of this report, no material events have arisen which have not been reflected in the interim financial statements.

A11. Changes in the Composition of the Group

On 24 January 2003, KLK (Mauritius) International Ltd, a wholly-owned subsidiary of the Company, has acquired 95% equity stake in PT Parit Sembada from various vendors for a total consideration of Rupiah 4.31 billion. The purchased shares comprise 13,300 ordinary shares of Rupiah 1.0 million each.

The said acquisition will not have any effect on the share capital and shareholding structure of the Company. Further, it will not have any material effect on the net tangible assets and earnings of the Group for the current financial year ending 30 September 2003.

A12. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the KLSE Revised Listing Requirements

B1. Review of Performance

For the current quarter under review, the Group's pre-tax profit improved 74.0% to RM119.5 million compared to the profit achieved in the same quarter last year. This improvement in pre-tax profit was largely attributed to higher plantation profits arising from favourable commodity prices.

For the 6 months ended 31 March 2003, the pre-tax profit of the Group surged 75.9% to RM286.8 million when compared to the same period last year. Plantation profits rose sharply benefiting from improved commodity prices and higher FFB production, and contributed the bulk of the increase in pre-tax profit. The manufacturing sector also recorded an increase in profits due to expanded production capacity and improved plant efficiency in the oleochemicals division. The retailing business continued to be difficult and its increased profit was partly due to higher foreign exchange translation rates and the non-occurrence of a one-off charge registered in the same period last year.

B2. Variation of Results to Preceding Quarter

The second quarter's profit before tax achieved by the Group declined 28.6% to RM119.5 million when compared to the first quarter's results. The lower profit in the second quarter was affected by the seasonal loss of the retailing sector whose earnings normally peak during the first quarter, coinciding with the festive season.

B3 Current Year Prospects

The Directors are of the opinion that the Group's profit for the current financial year would be substantially higher on account of the prevailing favourable commodity prices, anticipated pick-up in FFB production and the higher profit already achieved to-date.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 31 March		Cumulative Quarter 6 months ended 31 March	
	2003	2002	2003	2002
	RM'000	RM'000	RM'000	RM'000
Malaysian taxation	16,390	9,976	34,407	19,726
Overseas taxation	(1,009)	(1,434)	4,315	2,874
Transfer to/(from) deferred taxation	6,886	(236)	17,375	680
	22,267	8,306	56,097	23,280
Under/(Over) provision in respect of previous years	6,311	108	6,320	(463)
	28,578	8,414	62,417	22,817
Share of associated companies' taxation	10,900	7,369	12,467	7,457
	39,478	15,783	74,884	30,274

The effective tax rate for the financial year to-date is lower than the statutory tax rate due principally to utilisation of previously unabsorbed tax losses and tax allowances brought forward to set off against the profit for the current period of certain foreign subsidiary companies.

B6. Sale of Unquoted Investments and Properties

(a) There was no sale of unquoted investments during the financial quarter ended 31 March 2003.

(b) Sale of properties

	Individual Quarter 3 months ended 31 March		Cumulative Quarter 6 months ended 31 March	
	2003	2002	2003	2002
	RM'000	RM'000	RM'000	RM'000
Surplus arising from government acquisitions of land	-	-	3,044	-
Surplus on sale of land	-	-	542	-

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter 3 months ended 31 March		Cumulative Quarter 6 months ended 31 March	
	2003	2002	2003	2002
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	4,827	2,079	19,574	5,274
Sales proceeds of quoted securities	5,150	14,344	5,150	16,403

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	31 March 2003 RM'000	30 September 2002 RM'000
At cost		
Associated companies	156,322	156,322
Other investments	86,617	71,449
	242,939	227,771
At carrying value less allowance		
Associated companies	400,134	393,795
Other investments	76,180	65,134
	476,314	458,929
At market value		
Associated companies	569,960	464,325
Other investments	79,336	65,830
	649,296	530,155

B8. Status of Corporate Proposals Announced

There were no corporate proposals announced but not completed at the date of this report.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	31 March 2003 RM'000	31 March 2003 Amount in Foreign Currency '000	30 September 2002 RM'000	30 September 2002 Amount in Foreign Currency '000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	40,530	GBP6,792	44,414	GBP7,482
	776	CAD300	706	CAD293
	4,720	AUD2,070	5,369	AUD2,600
	3,551	HKD7,300	1,999	HKD4,100
	-		22,811	USD6,000
	49,577		75,299	
- Unsecured	11,475	Rmb25,000	4,590	Rmb10,000
	61,052		79,889	
(ii) Bank Overdraft				
- Secured	6,641	USD1,752	8,896	USD2,340
	2,411	CAD934	7,354	CAD3,053
	2,453	GBP411	6,645	GBP1,120
	650	HKD1,344	303	HKD623
	12,155		23,198	
- Unsecured	3,241	GBP543	2,952	GBP497
	237		-	
	3,478		2,952	
	15,633		26,150	

	31 March 2003 RM'000	Amount in Foreign Currency '000	30 September 2002 RM'000	Amount in Foreign Currency '000
(iii) Export Credit Refinancing Loan	1,725		-	
Total	78,410		106,039	
(b) Repayable after 12 months :-				
Term Loans				
- Secured	627	CAD244	966	CAD402
	11,934	GBP2,000	15,194	GBP2,560
	1,569	HKD3,229	1,500	HKD3,078
	14,130		17,660	

B10. Financial Instruments with Off Balance Sheet Risk

As at the date of this report, the Group does not have any material financial instruments with off balance sheet risk.

B11. Material Litigation

There was no pending material litigation as at the date of this report.

B12. Dividend

(a) (i) An interim ordinary dividend has been declared;

(ii) The amount per share : 6 sen per share less 28% Malaysian income tax;

(iii) The previous corresponding period :-
Interim Dividend : 6 sen per share less 28% Malaysian income tax

(iv) The date payable : 11 August 2003 to shareholders registered on the Company's Register as at 15 July 2003;

(v) A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 11 July 2003 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 July 2003 in respect of transfers; and

(c) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 15 July 2003 will be registered for entitlements to the dividend payment.

(b) The total dividend for the current financial year is 6 sen (2002 : 6 sen) per share less 28% Malaysian income tax.

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period by the weighted average number of shares of the Company in issue during the period.

		Individual Quarter		Cumulative Quarter	
		3 months ended 31 March		6 months ended 31 March	
		2003	2002	2003	2002
(a)	Net profit for the period (RM'000)	77,139	49,343	205,340	126,019
(b)	Issued ordinary shares at beginning of the period	709,977,128	710,177,128	709,977,128	710,177,128
	Effect of shares repurchased in January 2002	-	(200,000)	-	(100,000)
	Weighted average number of shares	709,977,128	709,977,128	709,977,128	710,077,128
(c)	Earnings per share (sen)	10.86	6.95	28.92	17.75

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

16 May 2003



Form Version 2.0

Change in Audit Committee

Submitted by KUALA LUMPUR KEPONG on 16/05/2003 05:00:23 PM
Reference No KL-030516-1B1E3

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

* Date of change	:	16/05/2003
* Type of change	:	Resignation
* Designation	:	Chairman of Audit Committee
* Directorate	:	○ Executive ○ Independent & Non Executive ● Non Independent & Non Executive
* Name	:	Yeoh Chin Hin
* Age	:	82
* Nationality	:	Malaysian
* Qualifications	:	-
* Working experience and occupation	:	Previously a Director of United Malayan Banking Corporation Berhad
* Directorship of public companies (if any)	:	Batu Kawan Berhad
* Family relationship with any director and/or major shareholder of the listed issuer	:	Father of Yeoh Eng Khoon, an Alternate Director in KLK
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	Direct and indirect shareholdings in KLK are 1,050,000 shares and 80,000 shares respectively
* Composition of Audit Committee (Name and Directorate of members after change)	:	YM Tengku Robert Hamzah (Chairman, Independent Non-Executive Director) Datuk Abdul Rahman bin Mohd. Ramli (Non-Independent Non-Executive Director) Maj-Gen (R) Dato' Dr. Mahmood Sulaiman (Independent Non-Executive Director)
* Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change)		● Yes ○ No
Remarks	:	



Form Version 2.0

Change in Audit Committee

Submitted by KUALA LUMPUR KEPONG on 16/05/2003 05:00:37 PM
Reference No KL-030516-1B1E4

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Kuala Lumpur Kepong Berhad
*	Stock name	: KLK
*	Stock code	: 2445
*	Contact person	: J. C. Lim
*	Designation	: Company Secretary

*	Date of change	: 16/05/2003
*	Type of change	: Appointment
*	Designation	: Member of Audit Committee
*	Directorate	: ○ Executive ● Independent & Non Executive ○ Non Independent & Non Executive
*	Name	: Maj-Gen (R) Dato' Dr. Mahmood Sulaiman
*	Age	: 74
*	Nationality	: Malaysian
*	Qualifications	: Graduated from the Royal Military Academy, Sandhurst, UK, the Defence Services Staff College, Wellington, School of Infantry, Mhow, India and the Joint Services Staff College, Latimer, UK. Obtained his MBA and Doctorate in Business Administration from the Pacific Western University, USA
*	Working experience and occupation	: Previously serving in various senior positions in the Malaysian Armed Forces till his retirement in 1977 as General Officer Commanding-in-Chief
*	Directorship of public companies (if any)	: Keck Seng (Malaysia) Berhad
*	Family relationship with any director and/or major shareholder of the listed issuer	: N/A
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: N/A
*	Composition of Audit Committee (Name and Directorate of members after change)	: YM Tengku Robert Hamzah (Chairman, Independent Non-Executive Director) Datuk Abdul Rahman bin Mohd. Ramli (Non-Independent Non-Executive Director) Maj-Gen (R) Dato' Dr. Mahmood Sulaiman (Independent Non-Executive Director)
*	Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change)	● Yes ○ No



Form Version 2.0

Change in Audit Committee

Submitted by **KUALA LUMPUR KEPONG** on **16/05/2003 05:00:47 PM**
Reference No **KL-030516-1B1E5**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Date of change	:	**16/05/2003**
* Type of change	:	**Redesignation**
* Previous Position	:	**Member of Audit Committee**
* New Position	:	**Chairman of Audit Committee**
* Directorate	:	○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**YM Tengku Robert Hamzah**
* Age	:	**63**
* Nationality	:	**Malaysian**
* Qualifications	:	**Graduated from the AA School of Architecture and a member of Persatuan Arkitek Malaysia and Lembaga Arkitek Malaysia**
* Working experience and occupation	:	**Architect by profession and Partner of T.R. Hamzah & Yeang Sdn. Bhd.**
* Directorship of public companies (if any)	:	**Batu Kawan Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**N/A**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Direct and Indirect shareholdings in KLK are 73,000 shares and 170,000 shares respectively**
* Composition of Audit Committee (Name and Directorate of members after change)	:	**YM Tengku Robert Hamzah (Chairman, Independent Non-Executive Director)** **Datuk Abdul Rahman bin Mohd. Ramli (Non-Independent Non-Executive Director)** **Maj-Gen (R) Dato' Dr. Mahmood Sulaiman (Independent Non-Executive Director)**
* Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change)		● **Yes** ○ **No**
Remarks	:	



Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by **KUALA LUMPUR KEPONG** on **16/05/2003 05:00:20 PM**
Reference No **KL-030516-1B1E2**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

---

* Entitlement date :**15/07/2003**

* Entitlement time :**04:00:00 PM**

* Entitlement subject :**Interim Dividend**

* Entitlement description

An interim dividend of 6% less 28% Malaysian Income Tax

Period of interest payment : to

Financial Year End :**30/09/2003**

Share transfer book & register of members will be closed from : to
(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak Darul Ridzuan
Tel : 605-2417844

Payment date :**11/08/2003**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**15/07/2003**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**11/07/2003**

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ○ **RM** ● **Percentage**

* Entitlement in percentage (%) :**6**

Remarks

Registrable transfers received by the Company's Branch Registrar, United Kingdom on or before 15 July 2003 will be registered for entitlements to the dividend payment.

/ska